EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	STATE OF INCORPORATION

Odyssey Marine, Inc.	Florida

Odyssey Marine Services, Inc.	Nevada

OVH, Inc.	Nevada

Odyssey Retriever, Inc.	Nevada

Odyssey Marine Entertainment, Inc.	Nevada